CAPITAL RESOURCE FUNDING, INC.
2212 Lantern Way Circle
Cornelius, North Carolina 28031
(704) 564-1676

March 14, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549-0404

ATTN: Chris Windsor, Esq.
              Senior Attorney
              Office of Emerging Growth Companies

Re:        Capital Resource Funding, Inc.
              Form SB-2 filed August 16, 2004; Amended October 25, 2004;
              Amended December 23, 2004; Amended February 11, 2005;
              Amended March 14, 2005
              File Number: 333-118259

Gentlemen:

Thank you for your comment letter dated March 4, 2005 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed our revised Amendment No. 4 to Form SB-2/A (the “Form SB-2/A”) of Capital Resource Funding, Inc. (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A on the EDGAR system, and have also sent a clean and marked copy to the staff of the Commission by overnight courier.

General Comments

1.	We acknowledge that the staff has determined that it is not necessary for the disclosure in the prospectus to state that Greentree and its affiliates are statutory underwriters. Moreover, we confirm that we will not represent that the staff has agreed with such determination in connection with any subsequent court action.

Risk Factors

2.	We have disclosed, in all relevant areas of the prospectus, that we currently do not have 35 shareholders and, as a result, we will not be able to pursue quotation on the Over-The-Counter Bulletin Board in the immediate future.

Our Business Plan

3.	Pursuant to your request, we have amended the projected expenses table to reflect quarterly amounts instead of annual figures.

Management’s Discussion and Analysis
Liquidity and Capital Resources

4.	We have added a sentence at the end of the first paragraph under Liquidity and Capital Resources to clearly discuss the cash effects of our operating transactions and which discloses the amount of cash received for commissions and broker fees and the amount of cash paid for various fees and expenses.

Shares Eligible for Future Sale

5.	We have revised the last paragraph of the section entitled “Shares Eligible for Future Sale” to read as follows: “Only the 490,000 shares of common stock sold in this offering will be freely tradable without restrictions under the Securities Act of 1933. The shares held by our affiliates will be restricted by the resale limitations under Rule 144 under the Securities Act of 1933.”

We have left the general discussion of Rule 144 in the second and third paragraphs of this section in the text, inasmuch as we feel that it is very relevant to investors who may want to know when and under what conditions our affiliates will be able to sell their shares of common stock under Rule 144 under the Securities Act of 1933. Such sales may have an impact on the market for our common stock and sales by affiliates are often closely watched by other investors.

Financial Statements for Period Ended May 31, 2004

Balance Sheet

6.	As advised, we have removed the column heading “cumulative totals since inception” from the balance sheet.

7.	We have had several conference calls with Angela Jackson, Staff Accountant, and Kevin Vaughn, Branch Chief, of the Commission and agreed on the proper accounting for our stock split, which includes a removal of a promissory note in the amount of $9,900 from an officer from the balance sheet, the removal of a receivable in the amount of $9,900 from the balance sheet, and a reduction in the par value of our common stock and convertible preferred stock from $.001 to $.00000005. These changes have been reflected throughout the prospectus, and we believe that our presentation is now in accordance with the position of the Commission and with generally accepted accounting principles (U.S.). Our accountant has reviewed these changes and has delivered a new consent to the inclusion of her audit opinion on our financial statements.

Statement of Cash Flows

8.	We have complied with this comment by removing non-cash items from our Statement of Cash Flows.

Statement of Stockholder’s Equity

9.	We have revised our balance sheet to properly reflect the par value of the common stock issued as “common stock” and excess of the price paid over the par value as “APIC.”

10.	We have revised our Statement of Stockholders’ Equity to include a “total” column, as requested.

Financial Statements for Period Ended September 30, 2004
General

11.	We have revised our balance sheet to reflect the comments of the Staff.

12.	We have complied with Item 310(g) of Regulation S-B by providing financial statements as of November 30, 2004. We discussed this presentation with Angela Jackson and Kevin Vaughn of the Commission, and they were in agreement with our presentation.

Balance Sheet

13.	We have made the necessary revisions to properly account for the issuance of shares to Greentree, as suggested by the Staff.

Statement of Operations

14.	Our Statement of Operations and our Statement of Cash Flows have been updated to present, in a separate column, our results for the most recent interim period from June 1, 2004 through November 30, 2004.

Note A - Summary of Significant Accounting Policies
Stock-Based Compensation

15.	We have revised the Stock-Based Compensation paragraph of Note A-Summary of Significant Accounting Policies to clearly state how we account for all stock-based compensation to both employees and non-employees.

Note D - Valuation of Common Stock to be Issued

16.	A second paragraph has been added to Note D to specifically account for the issuance of shares issued to the company’s three officers which includes recognition of the related compensation expense, in the second quarter of our fiscal year ending May 31, 2005.

Please let us know if you have any further questions. We would appreciate if you would advise us when a request for acceleration pursuant to Rule 461 under the Securities Act of 1933 is appropriate.

Sincerely,

By:	/s/ David R. Koran
By: David R. Koran
Title: President

cc: Harold H. Martin, Esq.

DRK/mm
Enclosures